
UNITED STATES BANKRUPTCY COURT

DISTRICT OF   DELAWARE


In Re. PLx Pharma Winddown Corp.	§	Case No.	23-10456
	§		
	§	Lead Case No.	23-10456
Debtor(s)	§		

☒ Jointly Administered

Monthly Operating Report

Chapter 11

Reporting Period Ended: 05/31/2023   Petition Date: 04/13/2023

Months Pending: 2   Industry Classification: 3 2 5 4

Reporting Method: Accrual Basis ⦿   Cash Basis ○

Debtor's Full-Time Employees (current):   0

Debtor's Full-Time Employees (as of date of order for relief):   0

Supporting Documentation (check all that are attached):

(For jointly administered debtors, any required schedules must be provided on a non-consolidated basis for each debtor)

☒   Statement of cash receipts and disbursements
☒   Balance sheet containing the summary and detail of the assets, liabilities and equity (net worth) or deficit
☒   Statement of operations (profit or loss statement)
☐   Accounts receivable aging
☐   Postpetition liabilities aging
☐   Statement of capital assets
☐   Schedule of payments to professionals
☐   Schedule of payments to insiders
☐   All bank statements and bank reconciliations for the reporting period
☐   Description of the assets sold or transferred and the terms of the sale or transfer

/s/ Shane M. Reil   Shane M. Reil
Signature of Responsible Party   Printed Name of Responsible Party

06/21/2023
Date

1000 North King Street, Wilmington, DE 19801
Address

STATEMENT: This Periodic Report is associated with an open bankruptcy case; therefore, Paperwork Reduction Act exemption 5 C.F.R. § 1320.4(a)(2) applies.

Debtor's Name PLx Pharma Winddown Corp.   Case No. 23-10456

Part 1: Cash Receipts and Disbursements	**Current Month**	**Cumulative**
a. Cash balance beginning of month	$0	
b. Total receipts (net of transfers between accounts)	$0	$0
c. Total disbursements (net of transfers between accounts)	$0	$0
d. Cash balance end of month (a+b-c)	$0	
e. Disbursements made by third party for the benefit of the estate	$0	$0
f. Total disbursements for quarterly fee calculation (c+e)	$0	$0

Part 2: Asset and Liability Status (Not generally applicable to Individual Debtors. See Instructions.)	**Current Month**
a. Accounts receivable (total net of allowance)	$0
b. Accounts receivable over 90 days outstanding (net of allowance)	$0
c. Inventory (Book ⦿ Market ◯ Other ◯ (attach explanation))	$0
d Total current assets	$0
e. Total assets	$0
f. Postpetition payables (excluding taxes)	$0
g. Postpetition payables past due (excluding taxes)	$0
h. Postpetition taxes payable	$0
i. Postpetition taxes past due	$0
j. Total postpetition debt (f+h)	$0
k. Prepetition secured debt	$0
l. Prepetition priority debt	$0
m. Prepetition unsecured debt	$0
n. Total liabilities (debt) (j+k+l+m)	$0
o. Ending equity/net worth (e-n)	$0

Part 3: Assets Sold or Transferred	**Current Month**	**Cumulative**
a. Total cash sales price for assets sold/transferred outside the ordinary course of business	$0	$0
b. Total payments to third parties incident to assets being sold/transferred outside the ordinary course of business	$0	$0
c. Net cash proceeds from assets sold/transferred outside the ordinary course of business (a-b)	$0	$0

Part 4: Income Statement (Statement of Operations) (Not generally applicable to Individual Debtors. See Instructions.)	**Current Month**	**Cumulative**
a. Gross income/sales (net of returns and allowances)	$0	
b. Cost of goods sold (inclusive of depreciation, if applicable)	$0	
c. Gross profit (a-b)	$0	
d. Selling expenses	$0	
e. General and administrative expenses	$0	
f. Other expenses	$0	
g. Depreciation and/or amortization (not included in 4b)	$0	
h. Interest	$0	
i. Taxes (local, state, and federal)	$0	
j. Reorganization items	$0	
k. Profit (loss)	$0	$0

Debtor's Name PLx Pharma Winddown Corp.   Case No. 23-10456

Part 5: Professional Fees and Expenses

			Approved Current Month	Approved Cumulative	Paid Current Month	Paid Cumulative
a.	Debtor's professional fees & expenses (bankruptcy) *Aggregate Total*		$0	$0	$0	$0
	Itemized Breakdown by Firm					
	Firm Name	Role				
i			$0	$0	$0	$0
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			Approved Current Month	Approved Cumulative	Paid Current Month	Paid Cumulative
b.	Debtor's professional fees & expenses (nonbankruptcy) *Aggregate Total*		$0	$0	$0	$0
	Itemized Breakdown by Firm					
	Firm Name	Role				
i			$0	$0	$0	$0
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Debtor's Name PLx Pharma Winddown Corp.   Case No. 23-10456

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c.	All professional fees and expenses (debtor & committees)		$0	$0	$0	$0

Part 6: Postpetition Taxes

	Current Month	Cumulative
a. Postpetition income taxes accrued (local, state, and federal)	$0	$0
b. Postpetition income taxes paid (local, state, and federal)	$0	$0
c. Postpetition employer payroll taxes accrued	$0	$0
d. Postpetition employer payroll taxes paid	$0	$0
e. Postpetition property taxes paid	$0	$0
f. Postpetition other taxes accrued (local, state, and federal)	$0	$0
g. Postpetition other taxes paid (local, state, and federal)	$0	$0

Part 7: Questionnaire - During this reporting period:

a. Were any payments made on prepetition debt? (if yes, see Instructions)   Yes ○   No ◉

b. Were any payments made outside the ordinary course of business without court approval? (if yes, see Instructions)   Yes ○   No ◉

c. Were any payments made to or on behalf of insiders?   Yes ○   No ◉

d. Are you current on postpetition tax return filings?   Yes ◉   No ○

e. Are you current on postpetition estimated tax payments?   Yes ◉   No ○

f. Were all trust fund taxes remitted on a current basis?   Yes ◉   No ○

g. Was there any postpetition borrowing, other than trade credit? (if yes, see Instructions)   Yes ○   No ◉

h. Were all payments made to or on behalf of professionals approved by the court?   Yes ○   No ○   N/A ◉

i. Do you have: Worker's compensation insurance?   Yes ◉   No ○

   If yes, are your premiums current?   Yes ◉   No ○   N/A ○ (if no, see Instructions)

   Casualty/property insurance?   Yes ◉   No ○

   If yes, are your premiums current?   Yes ◉   No ○   N/A ○ (if no, see Instructions)

   General liability insurance?   Yes ◉   No ○

   If yes, are your premiums current?   Yes ◉   No ○   N/A ○ (if no, see Instructions)

j. Has a plan of reorganization been filed with the court?   Yes ○   No ◉

k. Has a disclosure statement been filed with the court?   Yes ○   No ◉

l. Are you current with quarterly U.S. Trustee fees as set forth under 28 U.S.C. § 1930?   Yes ◉   No ○

Debtor's Name PLx Pharma Winddown Corp.   Case No. 23-10456

Part 8: Individual Chapter 11 Debtors (Only)

a.	Gross income (receipts) from salary and wages	$0
b.	Gross income (receipts) from self-employment	$0
c.	Gross income from all other sources	$0
d.	Total income in the reporting period (a+b+c)	$0
e.	Payroll deductions	$0
f.	Self-employment related expenses	$0
g.	Living expenses	$0
h.	All other expenses	$0
i.	Total expenses in the reporting period (e+f+g+h)	$0
j.	Difference between total income and total expenses (d-i)	$0
k.	List the total amount of all postpetition debts that are past due	$0
l.	Are you required to pay any Domestic Support Obligations as defined by 11 U.S.C § 101(14A)?	Yes ◯ No ◉
m.	If yes, have you made all Domestic Support Obligation payments?	Yes ◯ No ◯ N/A ◉

Privacy Act Statement

28 U.S.C. § 589b authorizes the collection of this information, and provision of this information is mandatory under 11 U.S.C. §§ 704, 1106, and 1107. The United States Trustee will use this information to calculate statutory fee assessments under 28 U.S.C. § 1930(a)(6). The United States Trustee will also use this information to evaluate a chapter 11 debtor's progress through the bankruptcy system, including the likelihood of a plan of reorganization being confirmed and whether the case is being prosecuted in good faith. This information may be disclosed to a bankruptcy trustee or examiner when the information is needed to perform the trustee's or examiner's duties or to the appropriate federal, state, local, regulatory, tribal, or foreign law enforcement agency when the information indicates a violation or potential violation of law. Other disclosures may be made for routine purposes. For a discussion of the types of routine disclosures that may be made, you may consult the Executive Office for United States Trustee's systems of records notice, UST-001, "Bankruptcy Case Files and Associated Records." *See* 71 Fed. Reg. 59,818 et seq. (Oct. 11, 2006). A copy of the notice may be obtained at the following link: http://www.justice.gov/ust/eo/rules_regulations/index.htm. Failure to provide this information could result in the dismissal or conversion of your bankruptcy case or other action by the United States Trustee. 11 U.S.C. § 1112(b)(4)(F).

I declare under penalty of perjury that the foregoing Monthly Operating Report and its supporting documentation are true and correct and that I have been authorized to sign this report on behalf of the estate.

/s/ John Halloran   John Halloran
_____   _____
Signature of Responsible Party   Printed Name of Responsible Party

Deputy Chief Restructuring Officer   06/21/2023
_____   _____
Title   Date

Debtor's Name PLx Pharma Winddown Corp.   Case No. 23-10456



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Debtor's Name PLx Pharma Winddown Corp.   Case No. 23-10456



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Debtor's Name PLx Pharma Winddown Corp.   Case No. 23-10456



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PageFour

PLx Pharma Winddown Corp.
Statement of Receipts & Disbursements May 1st - May 31st 2023

Name	Description	Amount
Cash Proceeds:		
	Sales	0.00
	Interest	0.00
	Total Cash Receipts	**0.00**
Cash Disbursements:		
		0.00
		0.00
	Total Cash Disbursements	**0.00**

Page 1 of 1

PLx Pharma Winddown Corp.
Balance Sheet
May 31, 2023

	May 31, 2023
ASSETS	
Other Assets	
1900 - Investment in PLx Opco	-11,478,721.96
Total Other Assets	-11,478,721.96
TOTAL ASSETS	**-11,478,721.96**
LIABILITIES & EQUITY	
Liabilities	
Long Term Liabilities	
2700 - Dividend Liability	128,721.87
2800 - Series A Preferred Stock	10,578,596.10
2900 - Series B Preferred Stock	1,950,648.56
Total Long Term Liabilities	12,657,966.53
Total Liabilities	12,657,966.53
Equity	
3000 - Common Stock	30,564.92
3200 - Add'l Paid in Capital	186,925,160.40
3300 - Retained Earnings	-211,092,413.81
Total Equity	-24,136,688.49
TOTAL LIABILITIES & EQUITY	**-11,478,721.96**

Accrual Basis

PLx Pharma Winddown Corp.
Profit Loss
May 2023

Page 1 of 1

	May 2023
Income	0.00
Expense	
8500 - Equity (Gains)losses sub	200,756.08
Total Expense	200,756.08
Net Income (Loss)	**-200,756.08**


UNITED STATES BANKRUPTCY COURT

DISTRICT OF   DELAWARE


In Re. PLx Opco Winddown Corp.   §
     §
_____ §
Debtor(s)   §

Case No.   23-10457

Lead Case No.   23-10456

☒ Jointly Administered

Monthly Operating Report

Chapter 11

Reporting Period Ended: 05/31/2023

Petition Date: 04/13/2023

Months Pending: 2

Industry Classification: | 3 | 2 | 5 | 4 |

Reporting Method: Accrual Basis ◉   Cash Basis ○

Debtor's Full-Time Employees (current):   6

Debtor's Full-Time Employees (as of date of order for relief):   6

Supporting Documentation (check all that are attached):

(For jointly administered debtors, any required schedules must be provided on a non-consolidated basis for each debtor)

☒   Statement of cash receipts and disbursements
☒   Balance sheet containing the summary and detail of the assets, liabilities and equity (net worth) or deficit
☒   Statement of operations (profit or loss statement)
☐   Accounts receivable aging
☐   Postpetition liabilities aging
☐   Statement of capital assets
☒   Schedule of payments to professionals
☒   Schedule of payments to insiders
☐   All bank statements and bank reconciliations for the reporting period
☒   Description of the assets sold or transferred and the terms of the sale or transfer

/s/ Shane M. Reil
_____
Signature of Responsible Party

06/21/2023
_____
Date

Shane M. Reil
_____
Printed Name of Responsible Party

1000 North King Street, Wilmington, DE 19801
_____
Address

STATEMENT: This Periodic Report is associated with an open bankruptcy case; therefore, Paperwork Reduction Act exemption 5 C.F.R. § 1320.4(a)(2) applies.

Debtor's Name PLx Opco Winddown Corp.   Case No. 23-10457

Part 1: Cash Receipts and Disbursements	**Current Month**	**Cumulative**
a. Cash balance beginning of month	$9,324,837	
b. Total receipts (net of transfers between accounts)	$213,532	$213,532
c. Total disbursements (net of transfers between accounts)	$313,082	$404,656
d. Cash balance end of month (a+b-c)	$9,225,288	
e. Disbursements made by third party for the benefit of the estate	$0	$0
f. Total disbursements for quarterly fee calculation (c+e)	$313,082	$404,656

Part 2: Asset and Liability Status (Not generally applicable to Individual Debtors. See Instructions.)	**Current Month**
a. Accounts receivable (total net of allowance)	$0
b. Accounts receivable over 90 days outstanding (net of allowance)	$0
c. Inventory (Book ⦿ Market ○ Other ○ (attach explanation))	$0
d Total current assets	$9,585,050
e. Total assets	$9,585,050
f. Postpetition payables (excluding taxes)	$1,408,178
g. Postpetition payables past due (excluding taxes)	$0
h. Postpetition taxes payable	$0
i. Postpetition taxes past due	$0
j. Total postpetition debt (f+h)	$1,408,178
k. Prepetition secured debt	$0
l. Prepetition priority debt	$0
m. Prepetition unsecured debt	$12,531,748
n. Total liabilities (debt) (j+k+l+m)	$13,939,926
o. Ending equity/net worth (e-n)	$-4,354,876

Part 3: Assets Sold or Transferred	**Current Month**	**Cumulative**
a. Total cash sales price for assets sold/transferred outside the ordinary course of business	$100,000	$100,000
b. Total payments to third parties incident to assets being sold/transferred outside the ordinary course of business	$0	$0
c. Net cash proceeds from assets sold/transferred outside the ordinary course of business (a-b)	$100,000	$100,000

Part 4: Income Statement (Statement of Operations) (Not generally applicable to Individual Debtors. See Instructions.)	**Current Month**	**Cumulative**
a. Gross income/sales (net of returns and allowances)	$244,195	
b. Cost of goods sold (inclusive of depreciation, if applicable)	$151,322	
c. Gross profit (a-b)	$92,873	
d. Selling expenses	$4,000	
e. General and administrative expenses	$471,038	
f. Other expenses	$0	
g. Depreciation and/or amortization (not included in 4b)	$0	
h. Interest	$-38,040	
i. Taxes (local, state, and federal)	$0	
j. Reorganization items	$-143,368	
k. Profit (loss)	$-200,756	$-356,259

UST Form 11-MOR (12/01/2021)   2

Debtor's Name PLx Opco Winddown Corp.   Case No. 23-10457

Part 5:	Professional Fees and Expenses					
			Approved Current Month	Approved Cumulative	Paid Current Month	Paid Cumulative
a.	Debtor's professional fees & expenses (bankruptcy) *Aggregate Total*		$35,233	$35,233	$35,233	$35,233
	Itemized Breakdown by Firm					
	Firm Name	Role				
i						
ii	SierraConstellation Partners LL	Financial Professional	$35,233	$35,233	$35,233	$35,233
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				Approved Current Month	Approved Cumulative	Paid Current Month	Paid Cumulative
b.	Debtor's professional fees & expenses (nonbankruptcy) *Aggregate Total*			$0	$0	$0	$0
	Itemized Breakdown by Firm						
	Firm Name	Role					
i				$0	$0	$0	$0
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Debtor's Name PLx Opco Winddown Corp.   Case No. 23-10457

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c.	All professional fees and expenses (debtor & committees)		$0	$0	$0	$0

Part 6: Postpetition Taxes	**Current Month**	**Cumulative**
a. Postpetition income taxes accrued (local, state, and federal)	$0	$0
b. Postpetition income taxes paid (local, state, and federal)	$0	$0
c. Postpetition employer payroll taxes accrued	$0	$0
d. Postpetition employer payroll taxes paid	$4,221	$6,658
e. Postpetition property taxes paid	$0	$0
f. Postpetition other taxes accrued (local, state, and federal)	$0	$0
g. Postpetition other taxes paid (local, state, and federal)	$0	$0

Part 7: Questionnaire - During this reporting period:

a. Were any payments made on prepetition debt? (if yes, see Instructions)   Yes ⦿   No ○

b. Were any payments made outside the ordinary course of business without court approval? (if yes, see Instructions)   Yes ○   No ⦿

c. Were any payments made to or on behalf of insiders?   Yes ⦿   No ○

d. Are you current on postpetition tax return filings?   Yes ⦿   No ○

e. Are you current on postpetition estimated tax payments?   Yes ⦿   No ○

f. Were all trust fund taxes remitted on a current basis?   Yes ⦿   No ○

g. Was there any postpetition borrowing, other than trade credit? (if yes, see Instructions)   Yes ○   No ⦿

h. Were all payments made to or on behalf of professionals approved by the court?   Yes ⦿   No ○   N/A ○

i. Do you have: Worker's compensation insurance?   Yes ⦿   No ○

    If yes, are your premiums current?   Yes ⦿   No ○   N/A ○   (if no, see Instructions)

    Casualty/property insurance?   Yes ⦿   No ○

    If yes, are your premiums current?   Yes ⦿   No ○   N/A ○   (if no, see Instructions)

    General liability insurance?   Yes ⦿   No ○

    If yes, are your premiums current?   Yes ⦿   No ○   N/A ○   (if no, see Instructions)

j. Has a plan of reorganization been filed with the court?   Yes ○   No ⦿

k. Has a disclosure statement been filed with the court?   Yes ○   No ⦿

l. Are you current with quarterly U.S. Trustee fees as set forth under 28 U.S.C. § 1930?   Yes ⦿   No ○

Debtor's Name PLx Opco Winddown Corp.   Case No. 23-10457

Part 8: Individual Chapter 11 Debtors (Only)

a.	Gross income (receipts) from salary and wages	$0
b.	Gross income (receipts) from self-employment	$0
c.	Gross income from all other sources	$0
d.	Total income in the reporting period (a+b+c)	$0
e.	Payroll deductions	$0
f.	Self-employment related expenses	$0
g.	Living expenses	$0
h.	All other expenses	$0
i.	Total expenses in the reporting period (e+f+g+h)	$0
j.	Difference between total income and total expenses (d-i)	$0
k.	List the total amount of all postpetition debts that are past due	$0

l. Are you required to pay any Domestic Support Obligations as defined by 11 U.S.C § 101(14A)?   Yes ◯ No ⦿

m. If yes, have you made all Domestic Support Obligation payments?   Yes ◯ No ◯ N/A ⦿

Privacy Act Statement

28 U.S.C. § 589b authorizes the collection of this information, and provision of this information is mandatory under 11 U.S.C. §§ 704, 1106, and 1107. The United States Trustee will use this information to calculate statutory fee assessments under 28 U.S.C. § 1930(a)(6). The United States Trustee will also use this information to evaluate a chapter 11 debtor's progress through the bankruptcy system, including the likelihood of a plan of reorganization being confirmed and whether the case is being prosecuted in good faith. This information may be disclosed to a bankruptcy trustee or examiner when the information is needed to perform the trustee's or examiner's duties or to the appropriate federal, state, local, regulatory, tribal, or foreign law enforcement agency when the information indicates a violation or potential violation of law. Other disclosures may be made for routine purposes. For a discussion of the types of routine disclosures that may be made, you may consult the Executive Office for United States Trustee's systems of records notice, UST-001, "Bankruptcy Case Files and Associated Records." *See* 71 Fed. Reg. 59,818 et seq. (Oct. 11, 2006). A copy of the notice may be obtained at the following link: http://www.justice.gov/ust/eo/rules_regulations/index.htm. Failure to provide this information could result in the dismissal or conversion of your bankruptcy case or other action by the United States Trustee. 11 U.S.C. § 1112(b)(4)(F).

I declare under penalty of perjury that the foregoing Monthly Operating Report and its supporting documentation are true and correct and that I have been authorized to sign this report on behalf of the estate.

/s/ John Halloran

Signature of Responsible Party

Deputy Chief Restructuring Officer

Title

John Halloran

Printed Name of Responsible Party

06/21/2023

Date

Debtor's Name PLx Opco Winddown Corp.   Case No. 23-10457


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PLx Opco Winddown Corp.
Statement of Receipts & Disbursements May 1st - May 31st 2023

Name	Description	Amount
Cash Proceeds:		
	Sales	$61,414.02
	Interest	$38,040.30
	Proceeds from Asset Sale	$100,000.00
	Insurance Refund	$12,600.00
	Other (COBRA & TX Tax Refund)	$1,477.94
	Total Cash Receipts	**$213,532.26**
Cash Disbursements:		
	Payroll & Benefits	$174,301.09
	Operating Expenses	$69,501.47
	Customer Programs	$5,163.35
	Professional fees	$64,115.60
	Total Cash Disbursements	**$313,081.51**
Bank Balance:	Operating Account (4874)	$250,000.00
	Money Market Account (3433)	$8,975,676.37
	Total Bank Balance	**$9,225,676.37**
	Payments not cleared	$388.77
	Book Cash Balance	**$9,225,287.60**

Accrual Basis   PLx Opco Winddown Corp.
                                          Balance Sheet
                                           May 31, 2023

	May 31, 2023
ASSETS	
Current Assets	
Checking/Savings	
1108 · SVB - Checking	$249,611.23
1109 · SVB - Money Market	$8,975,676.37
Total Checking/Savings	$9,225,287.60
Other Current Assets	
1114 · Due from Vendor	$6,221.41 *
1302 · Vendor Deposit	$4,154.00
1301 · Prepaid Expenses	$332,351.43
1300 · S/T Security Deposits	$17,035.50
Total Other Current Assets	$359,762.34
Total Current Assets	$9,585,049.94
TOTAL ASSETS	**$9,585,049.94**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Total Accounts Payable	$5,721,817.66
Other Current Liabilities	
2321 · Sales Allowance - Coupons	$4,154.00
2303 · Lease Liability - ST	$76,889.25
2020 · Accrued Liabilities	$8,137,065.47
Total Other Current Liabilities	$8,218,108.72
Total Current Liabilities	$13,939,926.38
Total Equity	-$4,354,876.44
TOTAL LIABILITIES & EQUITY	**$9,585,049.94**

* **Amount due from Buyer for share of accrued liability**

PLx Opco Winddown Corp.
Profit & Loss
May 2023

		May 2023
Income		
4000 · Product Sales	$	244,195.06
5000 · COGS-Product	$	151,321.74
Gross Profit	$	92,873.32
Expense		
7000 · OPERATING EXPENSES		
7840 · Regulatory	$	10,000.00
7002 · Accounting - Support	$	2,224.24
7005 · Bank Service Charge	$	2,473.42
7830 · Consultants & Professional Svcs	$	22,859.44
7820 · IR & Corporate Communications	$	16,372.55
7006 · Directors Fees	$	22,500.00
7112 · Dues/Subscriptions/Books	$	1,743.13
7100 · Facilities	$	11,432.76
7200 · Insurance	$	73,498.17
7111 · IT Support	$	5,964.00
7400 · Intellectual Property	$	100,627.50
7500 · Selling & Marketing	$	26,361.39
7108 · Office Supplies/Expenses	$	1,000.72
7600 · Payroll Expenses	$	177,842.07
7850 · Franchise & Other Taxes	$	(475.07)
7700 · Travel & Entertainment	$	613.67
Total 7000 · OPERATING EXPENSES	$	475,037.99
Total Expense	$	475,037.99
Net Ordinary Income	$	(382,164.67)
Other Income/Expense		
Other Income		
8000 · Int Income	$	38,040.30
Total Other Income	$	38,040.30
Other Expense		
8170 · (Gain) Loss on Sale of Assets	$	(1,430,130.69)
8160 · Reorganization Professional Fee	$	1,286,762.40 *
Total Other Expense (Income)	$	(143,368.29)
Net Other Income	$	181,408.59
Net Income (Loss)	**$**	**(200,756.08)**

*This amount includes accruals for both April post-petition and May 2023 amounts

PLx Opco Winddown Corp.
Payments to Professionals May 1st - May 31st 2023

Date	Recipient	Reason	Amount
05/23/2023	SierraConstellation Partners LLC	April 2023 post-petition services	$35,233.00
		Total Payments to Professionals	**$35,233.00**

PLx Opco Winddown Corp.
Payments on pre-petition liabilities May 1st - May 31st 2023

Date	Recipient	Reason	Amount
05/05/2023	Inmar Brand Solutions, Inc	Customer Programs	$3,900.11
05/12/2023	Inmar Brand Solutions, Inc	Customer Programs	$456.46
05/12/2023	Natasha Giordano	Expense Reimbursement	$31.88
05/12/2023	Rita O'Connor	Expense Reimbursement	$39.27
05/12/2023	Steve Valentino	Expense Reimbursement	$107.96
05/19/2023	Inmar Brand Solutions, Inc	Customer Programs	$434.50
05/26/2023	Inmar Brand Solutions, Inc	Customer Programs	$372.28
		Total Payments on pre-petition liabilities	**$5,342.45**

PLx Opco Winddown Corp.
May 1st - May 31st 2023 Payments to Insiders

Date	Recipient	Reason	Amount
05/12/2023	Natasha Giordano	Expense reimbursement	$45.54
05/12/2023	Rita O'Connor	Expense reimbursement	$78.53
05/12/2023	Steve Valentino	Expense reimbursement	$175.07
05/26/2023	Natasha Giordano	Gross Wages	$52,200.00
05/26/2023	Rita O'Connor	Gross Wages	$38,100.00
05/26/2023	Steve Valentino	Gross Wages	$27,477.08
		Total Payments to Insiders	**$118,076.22**

PLx Opco Winddown Corp.

May 31, 2023 MOR

Schedule relating to Part 3: Assets Sold or Transferred

The amounts listed in Part 3 of the MOR relate to the sale of the Debtors' assets pursuant to that certain *Order (A) Approving and Authorizing the Sale of Substantially All of the Debtors' Assets to PLx Acquisition Company, LLC Free And Clear of All Liens, Claims, Encumbrances and Other Interests, (B) Approving the Assumption and Assignment of Certain Executory Contracts and (C) Granting Related Relief* [Docket No. 147] (the "Sale Order") and the Stalking Horse APA (as defined in the Sale Order).

30482122.1